File No. 70-10083


              As filed with the Securities and Exchange Commission
                                on June 24, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
        ________________________________________________________________

                                  Hydro-Quebec
                           75 Rene-Levesque Blvd. West
                        Montreal (Quebec), H2Z 1A4 Canada

TransEnergie HQ, Inc.                             TransEnergie U.S. Ltd.
740, rue Notre-Dame Ouest                         110 Turnpike Road, Suite 300
Bureau 800                                        Westborough, MA 01581
Montreal (Quebec), H3C 3X6 Canada

                    Cross-Sound Cable Company (New York) LLC
                                110 Turnpike Road
                              Westborough, MA 01581
         _______________________________________________________________
                  (Name of companies filing this statement and
                    Addresses of principal executive offices)

                                  Hydro-Quebec
                          (Name of top holding company
                     parent of each applicant or declarant)

                                 Paul Robillard
                               Corporate Treasurer
                                  Hydro-Quebec
                           75 Rene-Levesque Blvd. West
                        Montreal (Quebec), H2Z 1A4 Canada


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                               Jeffrey A. Donahue
                      President and Chief Executive Officer
                             TransEnergie U.S. Ltd.
                          110 Turnpike Road, Suite 300
                              Westborough, MA 01581
                        _________________________________
                     (Name and address of agent for service)

      The Commission is also requested to send copies of any communications in connection with this matter to:

                          Pierre F. de Ravel d'Esclapon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                               New York, NY 10019

     This Application-Declaration filed in this proceeding on August 29, 2002, as amended and restated in its entirety by Amendment No. 1 filed on May 16, 2003, is hereby further amended and restated in its entirety to read as follows:

                                TABLE OF CONTENTS

Item 1. Description of Proposed Transaction....................................1

         A.   Introduction.....................................................1

              1.  General Request..............................................1

              2.  Nature of the Project........................................2

              3.  Description of the Parties...................................3

              4.  Description of the Operating and Financing Agreements........7

         B.   Description of the Benefits of the Transaction...................9

Item 2. Fees, Commissions and Expenses........................................11

Item 3. Applicable Statutory Provisions.......................................12

         A.   Approval of the Transaction.....................................12

              1.  Section 9(a)................................................12

              2.  Section 10(b)(1)............................................13

                  a.  Interlocking Relationships..............................13

                  b.  Concentration of Control................................13

              3.  Section 10(b)(2)............................................15

                  a.  Fairness of Consideration...............................15

                  b.  Reasonableness of Fees..................................16

              4.  Section 10(b)(3)............................................17

              5.  Section 10(c)(1)............................................18

                  a.  Section 8 Analysis......................................18

                  b.  Section 11(b) Analysis..................................19

              6.  Section 10(c)(2)............................................23

                  a.  Physical Interconnection................................24

                  b.  Economic and Coordinated Operation......................25


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                  c.  Single Area or Region...................................27

                  d.  Impairment..............................................30

              7.  Section 10(f)...............................................31

         B.   Exemption of TransEnergie U.S. Ltd..............................31

              1.  Section 3(a)(1).............................................31

              2.  Public Policy Considerations................................32

         C.   Exemption of Hydro-Quebec.......................................32

              1.  Section 3(a)(5).............................................32

              2.  Public Policy Considerations................................36

Item 4. Regulatory Approvals..................................................37

         A.   Federal Approvals...............................................37

         B.   State Approvals.................................................37

Item 5. Procedure.............................................................38

Item 6. Exhibits and Financial Statements.....................................38

         A.   Exhibits........................................................38

         B.   Financial Statements............................................40

Item 7. Information as to Environmental Effects...............................41

Item 1. Description of Proposed Transaction.

     A.   Introduction

     Hydro-Quebec ("HQ"), a Quebec corporation, is a public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), but is exempt from the registration requirements thereof pursuant to Rule 10 promulgated thereunder./1 Certain subsidiaries of HQ and UIL Holdings Corporation, the parent company of Connecticut-based The United Illuminating Company, have formed a joint venture, Cross Sound Cable Company (New York), LLC ("CSC NY"), a New York limited liability company, for the construction, financing and ownership of a new merchant transmission facility between Connecticut and New York (the "Cross-Sound Cable Project" or "Project"). The Project began initial testing in July 2002 and commercial operation is anticipated to commence in the third quarter of 2003.

          1.   General Request

               As required by Sections 9(a)(2) and 10 of the 1935 Act, HQ requests authorization and approval of the Securities and Exchange Commission (the "Commission" or "SEC") under Sections 9(a)(2) and 10 for the acquisition, through HQ's subsidiaries, TransEnergie HQ, Inc. ("TEI") and TransEnergie U.S. Ltd. ("TEUS") (together with HQ, the "Applicants"), of interests in CSC NY (the "Transaction")./2 In addition and in connection with the foregoing, Applicants hereby also request:

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1 HQ, through its subsidiary Gaz Metropolitain, Inc. ("GMI"), is indirectly a holding company of Vermont Gas Systems, Inc. GMI received an order of exemption under Section 3(a)(5) of the 1935 Act from the Commission on November 23, 1994, and, therefore, HQ is exempt from the registration requirements of the Act under the express provisions of Rule 10(a)(1).

2 Presently, Cross-Sound Cable Company, LLC, a Connecticut corporation ("CSC-Connecticut") is the parent of CSC-NY. CSC-Connecticut holds the Project's assets and is the counterparty to the LIPA Off-take Agreement (as defined in the Description of the Operating and Financing Agreements). At this time, all necessary corporate approvals are in place to effect a merger of CSC-Connecticut into CSC-NY, the latter being the surviving company. Upon receipt of SEC's approval of this Application-Declaration, the only remaining steps to effect the merger will be the filing of the certificate of merger with the Secretaries of State of New York and Connecticut. At present, TEUS is a Delaware corporation, qualified to do business in Massachusetts. A New York corporation, TransEnergie Newco, Inc. ("TEUS-NY") has been authorized to be formed as a wholly owned subsidiary of TEI. All necessary corporate approvals have been obtained to perform the following: (a) TEI's transfer to TEUS-NY of its interest in CSC-Connecticut; and (b) the merger of TEUS into TEUS-NY with the latter being the surviving corporation. Upon receipt of SEC approval of the Application-Declaration, the required certificate of merger will be filed with the Secretaries of State of Delaware and New York. Consequently, upon receipt of the Commission's approval and following the filing of the various certificates of merger, TEUS-NY, a New York corporation will hold 100% of the Class A membership interest in CSC-NY and 75% of the Class B membership interest in CSC-NY. UCI will, in turn, hold 25% of the Class B membership interest. CSC-NY will thus hold the Project's assets and will, by operation of law, assume CSC-Connecticut's obligations under the LIPA Off-take Agreement. We note that for ease of drafting, the remainder of the Application-Declaration has been written in the present tense, reflecting the rights and obligations of the parties upon issuance of an SEC order approving the Application-Declaration.


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                    (1) an order under Section 3(a)(1) exempting TEUS from all requirements of the 1935 Act other than Section 9(a)(2) thereof; and

                    (2) an order under Section 3(a)(5) exempting HQ from all requirements of the 1935 Act other than Section 9(a)(2) thereof.

          2.   Nature of the Project

               The Cross-Sound Cable Project consists of an undersea cable system connected to two terminals, the northern terminal in New Haven, Connecticut and the southern terminal in Long Island, New York. The Project consists of a 26-mile high-voltage direct-current ("HVDC") transmission cable system underneath the Long Island Sound that will connect the electric transmission grids of Connecticut and Long Island, New York, thereby providing additional power transfer capability of up to 330 megawatts ("MW") in both directions between New Haven, Connecticut and Brookhaven/Shoreham, New York. The cable system consists of two specialized underwater direct current cables, each approximately four inches in diameter, plus an associated fiber optic cable. Steel armor on the outside of the power cables and solid flexible plastic will protect and insulate the copper wire.

               The cable system's southern terminal will be a new AC/DC converter station at the site of the decommissioned Shoreham Nuclear Power Station in Brookhaven, New York. A short underground cable system, sited within the former generating facility site, will connect the submarine cables with the converter station. The cable system will cross Long Island Sound, enter New Haven Harbor and come to land on the eastern shore of New Haven Inner Harbor. A new AC/DC converter station adjacent to The United Illuminating Company's 115 kV/345 kV substation and the New Haven Harbor Generating Station will constitute the northern terminal of the Project.

               The Project will be a merchant transmission facility without retail customers. It will sell only rights to transmission capacity, and will not take title to, or sell, electricity. TEUS sought and obtained approval from the Federal Energy Regulatory Commission ("FERC") to sell transmission service at negotiated rates that reflect the difference between generation prices in Connecticut and Long Island. The FERC agreed with TEUS that a traditional transmission pricing policy (i.e., a transmission tariff schedule) is not applicable to the Project because it is a merchant facility and, as such, the Project's owners "would not include in the project's annual costs any mandatory revenue requirement from captive ratepayers through a grid access charge" and would bear all financial risk of construction and operation. Thus, the Project and its owners will receive only the revenues generated from the sale of transmission rights net of the costs of operation pursuant to contracts entered into in compliance with the Project's negotiated rate authority from the FERC. The Project's sole customer is the Long Island Lighting Company doing business as LIPA ("LIPA"). LIPA is a wholly owned subsidiary of the


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Long Island Power Authority, which is a corporate municipal instrumentality of the State of New York. LIPA provides retail electric service to Long Island residents and has entered into a twenty-year contract for all of the Project's available transmission capacity rights.

          3.   Description of the Parties

               The Project is a transmission facility that physically interconnects the power grids of New York and Connecticut. All of the Project's transmission assets are held by CSC NY, which is an electric utility company. A copy of the Project's ownership structure chart is included as Exhibit A-3 to this Application-Declaration. There are two classes of membership interests in CSC NY: Class A membership interest, which entitles the holder to 100% of the voting rights; and Class B membership interest, which entitles the holder to a percentage of the economic benefits from the Project and no voting rights. "Economic benefits" consist of the right to income, losses and any gains or losses on sale. TEUS owns (i) all of the Class A membership interest in CSC NY, which provides TEUS with 100% of the voting interest in CSC NY, and (ii) 75% of the Class B membership interest, which entitles TEUS to 75% of the economic benefits in CSC NY. United Capital Investments, Inc. ("UCI") holds the remaining 25% of the Class B membership interest in CSC NY and is, therefore, entitled to 25% of the economic benefits in the Project only. As of February 28, 2003, TEUS and UCI have made capital contributions of $29,250,750 and $9,750,250, respectively, for their respective membership interests in the Project.

               TransEnergie U.S. Ltd. TEUS, a New York corporation, is owned by HQ through an intermediate conduit company, TransEnergie HQ, Inc. ("TEI")./3 TEUS holds all of the Class A membership interest in CSC NY and 75% of the Class B membership interest in CSC NY. These holdings provide TEUS with 75% of the economic rights and all of the voting interests regarding the management and operation of the Project. For CSC NY, from the date of commercial in-service and throughout the operational phase of the facility, TEUS will provide regulatory, commercial and operation and maintenance services pursuant to a "Transmission System Operation and Maintenance Agreement" (the "O&M Agreement") between CSC NY and TEUS. TEUS does not directly or indirectly own any utility assets in the United States other than the Project.

               Hydro-Quebec./4 HQ was created in 1944 by the Hydro-Quebec Act of the Parliament of Quebec and conducts all of its business within the province of Quebec. HQ's common stock is held entirely by Quebec. The Government of Quebec ("GOQ") appoints the 18-member board of directors of HQ. Of the 18 directors, only two directors are representatives of the GOQ, only one director is also an officer of HQ

--------
3 See pages 7 and 22 for a further description of TEI, an intermediate company of HQ.

4 HQ is a voluntary foreign government registrant of the SEC. It has debt securities registered under Section 12(b) of the Securities Exchange Act of 1934 and files an Annual Report on Form 18-K.


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(the Chief Executive Officer), and the remaining 15 directors (including the
Chairman of the Board) are all independent directors with professional occupations in business, law and accounting. The daily affairs of HQ are managed by HQ's Executive Committee, which consists of seven members appointed by HQ's board of directors. Of those seven members, five are drawn from the ranks of the independent directors. The Executive Committee, in turn, appoints HQ's senior corporate officers.

               Pursuant to the Hydro-Quebec Act, HQ must provide quality electric service to all Quebec customers and manage its affairs to create value for its sole shareholder, namely Quebec. To that end, every two years, HQ submits a strategic plan to the GOQ for approval. This strategic plan discusses whether new generation will be built/developed, financial targets for profitability of the major business segments (generation, transmission, and distribution) as well as the nature and amount of investments for each segment. Upon GOQ approval of the strategic plan, HQ's officers (selected by HQ's board) will execute the plan. It should be noted that although HQ is wholly owned by the GOQ, HQ is nonetheless required by the Act respecting the Regie de l'energie subject to regulatory jurisdiction of the Quebec Energy Board, an independent agency established pursuant to the Act respecting the Regie de l'energie with respect to certain matters primarily related to transmission and distribution.

               HQ has six functionally, but not legally separate, business segments: Transmission; Distribution; Generation; Construction; Oil and Gas; and Corporate and Other Activities (which includes research and development and corporate/financial services). HQ is organized along these functional lines, but because, as a result of its statutory mandate it does not conduct business outside of Quebec, all of the company's non-Quebec activities are conducted through intermediate companies such as TEI.

               Transmission. Hydro-Quebec TransEnergie develops and operates HQ's transmission system in Quebec, in addition to managing its foreign investments in transmission assets. This division also manages HQ's internal telecommunication network. In Quebec, Hydro-Quebec TransEnergie delivers electricity to customers, its largest being Hydro-Quebec Distribution, the distribution division of HQ. At the end of 2002, 23 customers, including some Quebec distributors, private generators, neighboring networks and Canadian and U.S. power marketers, were also accredited to transmit power over HQ's transmission system. TEI, TEUS and Cedars Rapids Transmission Company, Limited, which owns and operates the interconnection between HQ's Les Cedres plant and the networks of Cornwall Electric (in Ontario) and Niagara Mohawk (in New York), are part of this segment. Outside Quebec, HQ has made capital investments in the following international projects: a transmission provider in Chile (Transelec Chile S.A.); and transmission lines in Peru (Consorcio TransMantaro S.A.) and Australia (Directlink and Murraylink Transmission Partnership).

               Distribution. The primary responsibility of Hydro-Quebec Distribution is to supply Quebec customers with the electricity they need. To fulfill this responsibility, the division purchases 165 TWh/year of heritage pool electricity from Hydro-Quebec Production, at a regulated average fixed price of 2.79 cents per kWh.


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Beyond this volume, HQ must supply its Quebec customers by issuing calls for tenders from suppliers in the market. Hydro-Quebec Distribution oversees the activities of Hydro-Quebec ValTech Inc., a subsidiary set up to market technology related to the mission of Hydro-Quebec Distribution. HQ sells to 3.6 million customers, including industrial users, which accounted for 43.3% of sales volume in 2002, and residential customers and farms, which represented 33.6% of sales volume in the same period. Revenues are also derived from sales to other types of customers, such as commercial and institutional customers as well as municipalities.

               Generation. In Quebec, HQ's electric generation system is primarily hydroelectric with a total installed capacity of 32,661 MW as of December 31, 2002. Hydro-Quebec Production's activities include the sale of surplus electricity outside of Quebec through a subsidiary, H.Q. Energy Marketing, Inc. ("HQEM"), and energy trading operations. HQ exports electrical power subject to the National Energy Board Act (Canada) which provides that a permit or license must be obtained from the National Energy Board of Canada (the "National Board") for such exports. HQ holds two permits which were granted by the National Board in December 1994 and which authorize HQ to export annually, for a continuous period of no more than five years for any single contract, up to 30 TWh of interruptible energy and up to 20 TWh of firm energy to the United States. The permits cover a 16-year period from December 1, 1994 to December 31, 2010, and allow HQ to take advantage of the spot market in the United States. Longer-term export contracts (more than five years) remain, however, subject to the prior issuance of specific permits or licenses by the National Board.

               On April 8, 1999, HQEM, a Quebec corporation wholly owned by HQ, obtained two permits from the National Board to enable HQEM, as a power marketer outside Quebec, to export firm and interruptible energy up to 30 TWh annually to the United States from interconnections located in other provinces, under contracts with a term of five years or less. The permits cover a 10-year period from April 8, 1999 to April 7, 2009. HQEM buys, sells and trades power in Canada and the United States. On March 5, 2003, HQEM obtained a renewal of its permit to export natural gas to the United States. This permit covers a 2-year period through March 4, 2005.

               Construction. Hydro-Quebec Equipement offers consulting services in engineering, environment and project management, and acts as general contractor for HQ's other divisions, mainly Hydro-Quebec Production and Hydro-Quebec TransEnergie. HQ's wholly-owned subsidiary, Societe d'energie de la Baie James, develops projects in the territory governed by the James Bay and Northern Quebec Agreement,/5 and fulfills contracts obtained through tenders both inside and outside Quebec.

               Oil and Gas. Hydro-Quebec Petrole et Gaz holds HQ's 41.2% interest and options to acquire an additional 9.2% in Noverco Inc. ("Noverco"), a holding company involved mainly in natural gas pipelines and distribution of natural gas in

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5 The James Bay and Northern Quebec Agreement reflects native land claim settlements with the Government of Quebec.


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Quebec, Ontario and the northeastern United States. Noverco also holds 9.8% of common shares of Enbridge Inc. ("Enbridge"), which is primarily involved in the transportation of crude oil and liquids and operates the world's longest pipeline from Alberta to Eastern Canada. In 2002, the division embarked on the development of the oil and gas potential of eastern Quebec. The exploration work is expected to be undertaken jointly with strategic partners.

               Corporate and Other Activities. This division is responsible for the procurement of goods and services, the management of information technologies, research and development and other corporate services grouped under affiliated companies, divisions and business units of HQ, including Hydro-Quebec CapiTech Inc., a venture capital company that invests in businesses that provide energy-related high-technology products and services, and Hydro-Quebec IndusTech Inc., which was formed in 2001 to pursue the development of rechargeable lithium-metal-polymer battery technology.

               U.S. Presence. HQ's subsidiaries have an active presence in the U.S. gas and electric markets. As discussed previously, HQ holds 41.2% of the share capital of Noverco, a Canadian corporation that holds a 100% ownership interest in Gaz Metropolitain, Inc. ("GMI"). GMI is the general partner of Gaz Metropolitain and Company, Limited Partnership ("GMCLP") and holds a 77.4% interest therein. GMCLP holds an indirect (through Northern New England Gas Corporation) 100% ownership interest in Vermont Gas Systems, Inc. ("VGS"), a natural gas distribution and pipeline company in the United States. GMI received an order of exemption under Section 3(a)(5) of the 1935 Act from the Commission on November 23, 1994. As mentioned above, Noverco also owns 9.8% of Enbridge, a Canadian gas distribution and services company that wholly owns St. Lawrence Gas Company, Inc. ("St. Lawrence Gas"), a New York gas distribution utility. HQ, therefore, holds an indirect, economic interest in St. Lawrence Gas of less than 5% i.e., 41.2% of 9.8% = 4.04%.

               In addition, HQ Energy Services (U.S.) Inc. ("HQUS") is a power marketing subsidiary of HQ that was authorized by the FERC in November 1997 to sell electricity at wholesale within the United States at market-based rates. HQUS does not own any electric generation or transmission facilities within the meaning of the 1935 Act in North America and is a member of the New York Independent System Operator ("New York ISO"), the New England Power Pool ("NEPOOL") and PJM Interconnection. HQUS buys electricity from HQ for resale in the United States and is an active trader of power in the foregoing pools. HQ also holds an indirect ownership interest in Bucksport Energy LLC ("Bucksport Energy"), which owns 72.2% of a qualifying cogeneration facility located in Bucksport, Maine. H.Q. Energy Holding, Inc., a wholly owned subsidiary of HQ, owns 38.88% of Bucksport Energy's membership interest in the facility. MEG Holding US Corporation owns the remaining 61.12% interest of Bucksport Energy's (72.2%) interest in the facility. MEG Holding US Corporation is wholly owned by Multinational Electricity and Gas Corporation, which, in turn, is 50% owned by HQ. HQ, therefore, owns 49.9968% of the Bucksport facility [i.e., (.72 x 38.88) + (.72 x .5 x 61.12)], which commenced operations in January 2001. Bucksport


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Energy's application for QF certification of the facility was approved by the
FERC on July 12, 1999.

               TEI. Because HQ's raison d'etre is to serve Quebec's native load, HQ's transmission activities in the United States are held through an intermediate entity, TEI. TEI, a wholly owned subsidiary of HQ, is a Canadian corporation incorporated under Section 181 of the Canada Business Corporations Act. TEI is fully consolidated with HQ (it does not publish financial statements separate from those of HQ). By holding TEUS through a conduit such as TEI, HQ can satisfy its legal mandate of conducting operations solely within the province of Quebec. At present, TEI has no utility or non-utility businesses in the United States apart from its indirect interest in the Project.

               UCI. UCI is a Connecticut corporation and a wholly owned subsidiary of United Resources, Inc. ("URI"), a non-regulated business unit of UIL Holdings Inc. ("UIL"). UCI holds a 25% economic interest in the Project through its Class B membership interest.

               UIL. UIL is a Connecticut corporation and a holding company exempt under Section 3(a)(1) of the 1935 Act by rule 2./6 UIL owns The United Illuminating Company ("UI"), a regulated utility, and other non-regulated business units through URI, including UCI. UI is organized as a specially chartered Connecticut stock corporation and is a regional distribution company providing electricity and energy-related services. UI is a sister company to URI, the parent of UCI.

          4.   Description of the Operating and Financing Agreements

               Upon commercial operation of the Project, both day-to-day and long-term administration of the Project will be exercised pursuant to the following contracts and arrangements: (i) the Firm Transmission Capacity Purchase Agreement dated as of August 2, 2000 and as amended from time to time (the "LIPA Off-take Agreement") between TEUS, as seller, and LIPA, as buyer, and the Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") between TEUS, as assignor and CSC NY, as assignee, under which CSC NY assumes all of the rights and obligations of TEUS under the LIPA Off-take Agreement; (ii) the Transmission System Operation and Maintenance Agreement dated as of October 13, 2000 and as amended from time to time (the "Operating Agreement") between CSC NY (successor in interest) as owner of the Project's assets, and TEUS, as operator; (iii) the Limited Liability Company Agreement of CSC NY effective as of October 13, 2000 and as amended from

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6 Rule 2(a) pursuant to the 1935 Act provides that the filing of Form U-3A-2 by a holding company shall exempt the applicant from all of the provisions of the Act subject to an annual filing on or before March 1 of a statement showing its entitlement to the exemption. See UIL Holdings Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," filed with the Commission on February 28, 2003.

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time to time (the "CSC NY LLC Agreement"); and (iv) the Project's financing documents (the "Intercompany Loan Agreement").

               LIPA Off-take Agreement

               Under the LIPA Off-take Agreement, LIPA has agreed to purchase rights to all firm transmission capacity from the Project at fixed monthly capacity rates. These transmission rates were negotiated at arm's length and were approved by the FERC, subject to TEUS joining an RTO adjacent to or containing the geographic area of the Project when an RTO commences operations. Subject to the approval of and coordination with the New York ISO and ISO New England ("ISO NE"), LIPA is entitled to schedule the transmission of generating capacity, electrical energy and ancillary services over the Project for any hour up to the full transmission capacity of the Project available for that hour. Under the Assignment and Assumption Agreement, CSC NY has assumed the rights and obligations of TEUS to design, construct, operate and maintain the transmission cable system and converter stations, and make available to LIPA rights to all of the Project's firm transmission capacity. The LIPA Off-take Agreement is effective for a period ending twenty years from the date of initial commercial operation of the Project. A copy of the LIPA Off-take Agreement is included as Confidential Exhibit B-3 to this Application-Declaration.

               Operating Agreement

               Under the Operating Agreement, TEUS will have sole responsibility for routine day-to-day operation and maintenance of the Project to ensure its safety and reliability. In its capacity as operator of the Project, TEUS will
(i) hire, train and supervise competent personnel to develop, permit, supervise the Engineering, Procurement and Construction contractor, startup, test, operate and maintain the facility, (ii) arrange and pay for insurance coverage and (iii) purchase replacement tools, spare parts and equipment. As operator, TEUS may hire or provide additional personnel, subcontractors, and consultants in accordance with changes in the construction, start-up, and commercial operation date of the Project. TEUS will also have to (i) provide all maintenance and repair services necessary to keep the facility in good working order in a manner consistent with Good Utility Practice, (ii) correct by appropriate measures any damage to or malfunction of the facility and (iii) provide all necessary information to, and cooperate with, CSC NY so that CSC NY may enforce or make warranty claims with respect to any repair or malfunction. TEUS will be required to maintain operation and maintenance records for the Project and its equipment as well as prepare quarterly operations reports on the status of equipment and planned maintenance and shutdowns. Finally, TEUS will be required to follow the directions of CSC NY with respect to financial or economic matters as long as compliance with such directions will not be likely to materially and adversely affect the operation and maintenance of the Project.

               CSC NY has the ability to terminate the Operating Agreement with or without cause. CSC NY will compensate TEUS for its services under the Operating Agreement at a rate of 2.0 times the actual hourly rate for personnel in addition to all reimbursable costs such as subcontractor and consultant costs, travel, relocation and


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living and meals expenses, and insurance costs. At all times during the term of the Operating Agreement, TEUS will perform as an independent contractor. The Operating Agreement commenced on October 13, 2000 and shall continue until the twentieth (20th) anniversary of the commercial operation date of the Project. A copy of the Operating Agreement is included as Confidential Exhibit B-1 to this Application-Declaration.

               Limited Liability Company Agreement

               Management of CSC NY, which is directly owned by TEUS and UCI, is governed by the terms of the CSC NY LLC Agreement. The CSC NY LLC Agreement reflects the business arrangement between HQ and UIL as to Project management and control, taking into consideration relevant regulatory constraints, specifically the requirements of the 1935 Act. TEUS holds all of the Class A membership interest in CSC NY, which entitles TEUS to 100% of the voting interest in the management and operations of CSC NY. TEUS and UCI hold 75% and 25%, respectively, of the Class B membership interest in CSC NY, which provides TEUS and UCI with 75% and 25%, respectively, of the economic benefits from the Project. A copy of the CSC NY LLC Agreement is included as Confidential Exhibit A-2 to this Application-Declaration.

               Financing Arrangements

               The Project's financing structure consists of an intercompany loan of $91 million provided by HQ (75%) and UIL (25%), with a term expiring on February 28, 2005. The loan may be prepaid at any time prior to the expiration date without any penalties or surcharges, and may be extended at the discretion of the lenders. A copy of the Intercompany Loan Agreement is included as Confidential Exhibit B-3 to this Application-Declaration.

     B.   Description of the Benefits of the Transaction

          The Cross-Sound Cable Project will provide benefits to Long Island ratepayers because it will strengthen the regional power grid and provide greater interconnectedness of the northeastern power grid consistent with FERC policy and the President's National Energy Policy. The principal benefit of the Project is that it will provide an additional means of transmitting power between New England and Long Island (which has experienced a dramatic increase in demand for electricity in the last several years).

          Long Island is geographically isolated from the remainder of New York's electric grid and only a limited number of transmission ties exist over which electricity can be imported into Long Island. As a result of these transmission constraints, Long Island is a "load pocket" vulnerable to the exercise of market power by electric generators. This vulnerability, however, will be mitigated by the addition of 330 MW of transmission capacity over which new energy sources can be made available to Long Island. At the same time, Long Island is power constrained with demand for electricity increasing faster than generation supply can be obtained. Earlier this year, LIPA announced that it "still faces tight capacity, and during the late-June heat wave, its peak came within 400 MW of available supplies . . . [and that it hoped] to gain the services this summer of the 330-MW Cross-Sound Cable to New
England . . . ." Consolidated Edison, LIPA Restore Transmission Line Ahead of
Schedule, PLATTS POWER MARKETS WEEK, Jul. 8, 2002 at 17. Charles E. Schumer, U.S. Senator for New York State, has also expressed strong support for the Project. In a letter to the U.S. Army Corps of Engineers in support of CSC NY's permit application, Senator Schumer wrote: "In this era of energy supply shortages and electricity generation constraints, the [Project] represents a prime example of an innovative way to help solve a vital regional energy need. This new transmission capability will provide significant assurance both to residents of Long Island and to their Connecticut neighbors that in times of energy shortages a vehicle for transmitting additional power is available." Letter from Charles E. Schumer, United States Senator for New York State, to Lt. General Robert B. Flowers, Chief of Engineers and US Army Corps of Engineers Commander, Army Corps of Engineers (Massachusetts) (Jun. 27, 2001).

          On a national level, the construction and operation of the Project furthers integration of the northeast region consistent with FERC policy to create a seamless transmission grid and to develop broad, fully competitive electricity markets. The Project will allow New York and Connecticut to increase the sharing of power plant capacity and reduce the amount of power plant capacity each must have for a particular winter or summer. This is known as "tie-line benefits." Just as the minute-by-minute operations are improved by the use of eight tie-lines between New England and New York, so will the preparation and planning in advance of the summer and winter months. Thus, both the operation and planning benefits of the Project's transmission line will save money for consumers, increase the reliability of electric supply in New York and Connecticut, and reduce transmission congestion in the long-term. In addition, the Project's transmission intertie and negotiated rate authority granted by the FERC further integrate the New York and Connecticut markets and bring the region closer to the FERC's goal of a seamless interchange of power in the Northeast. In a statement issued to the press, the FERC's former Chairman, James J. Hoecker, commented that FERC approval of the Project promotes grid expansion through a stand-alone transmission business and demonstrates the agency's "commitment to transmission pricing innovation when regional markets are at issue." See FERC Press Release, "Commission Facilitates Undersea Cable Linking New York and New England ISOs" (May 31, 2000). This commitment has been favorably recognized by U.S. energy policy makers.

          Finally, the Project directly addresses the concerns regarding transmission constraints in the interstate transmission grid expressed by the National Energy Policy Development Group ("NEPD Group"), which President Bush established in order to develop a national energy policy. In finding that transmission constraints result in higher electric prices and lower reliability, the NEPD Group recommended that energy delivery infrastructure should be expanded by the creation of incentives to promote investment in transmission systems. In its report to President Bush, the NEPD Group observed that the "FERC has recognized this need [to create such incentives] and has expressed a willingness to consider innovative transmission pricing proposals [also quoted by the FERC's former Chairman regarding FERC approval of the Project]." REPORT OF THE

NATIONAL ENERGY POLICY DEVELOPMENT GROUP, at 7-7 (May 2001). The NEPD Group also noted that another cause of transmission constraints is the siting process because under current law, state governments, as opposed to the federal government, are responsible for siting transmission facilities "even though the transmission system is not only interstate but also international, extending into both Canada and Mexico." Id. The group found that:

                    "[s]tate decisions on where to locate transmission lines often do not recognize the importance of proposed transmission facilities to the interstate grid. For example, a recent decision by regulators in Connecticut to block a proposed transmission line to Long Island did not recognize the need for electricity on Long Island. Some state siting laws require that the benefits of a proposed transmission facility accrue to the individual state, resulting in the rejection of transmission proposals that benefit an entire region, rather than a single state." Id.

In making this observation, the NEPD Group expressed support for the Cross-Sound Cable Project, which benefits the northeast regional transmission grid.

          In its report, the NEPD Group headed by Vice President Richard B. Cheney, recommended that the President, inter alia (i) direct the Secretary of Energy to work with the FERC to relieve transmission constraints by encouraging the use of incentive rate-making proposals, (ii) direct the appropriate federal agencies to take actions to remove constraints on the interstate transmission grid and (iii) support a North American Energy Framework to expand and accelerate electricity grid connections by streamlining and expediting permitting procedures with Mexico and Canada. The Cross-Sound Cable Project satisfies these goals since its proposal for non-traditional negotiated rate authority was approved by the FERC and it will provide critically needed transmission infrastructure that will expand the New York and Connecticut energy markets and increase system reliability in the New York-New England region.

          For the foregoing reasons, the Project enjoys widespread public support from consumers as well as federal and state regulators.

Item 2.   Fees, Commissions and Expenses

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction are estimated as follows:

Accountants' Fees                                       $   *
Legal Fees and Expenses                                 $   *
Investment Bankers' Fees and Expenses                   $   *
Other Fees                                              $   *
                                                        ---------------------
Total                                                   $   *
                                                        =====================

*  To be filed by amendment.

Item 3.    Applicable Statutory Provisions

     A.   Approval of the Transaction

          The approvals requested herein for the Transaction are pursuant to Sections 8, 9(a), 10(b), 10 and 11 of the 1935 Act and such other provisions of the 1935 Act and the rules and regulations thereunder as may be applicable to the transactions described herein.

          1.   Section 9(a)

               In pertinent part, Section 9(a) provides that: "Unless the acquisition has been approved by the Commission under section 10, it shall be unlawful . . . for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate, under clause (A) of paragraph (11) of subsection (a) of section 2, of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." For purposes of Section 9(a)(2), an "affiliate" of a specified company is any person that, directly or indirectly, owns, controls or holds with power to vote 5% or more of the voting securities of such specified company.

               Because HQ already owns 5% or more of the voting securities of VGS, HQ will require prior SEC approval to acquire the voting securities of CSC NY. HQ currently holds approximately 32% of the economic interest in VGS through HQ's 41.2% voting interest in Noverco, Inc. which in turn owns 77.4% of the voting interest in GMCLP, the indirect 100% owner of VGS. Arguably, HQ must therefore demonstrate that the Transaction (the placement into commercial operation of the Project and the resulting classification of CSC NY as a "public utility company" under the Act) meets the criteria of Section 10 of the 1935 Act. As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10. Thus,

          (1) the Transaction will not tend toward interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers (Section 10(b)(1)),

          (2) the consideration to be paid in the Transaction is fair and reasonable (Section 10(b)(2)),

          (3) the Transaction will not result in an unduly complicated capital structure for the combined system and will not be detrimental to the public interest or the interest of investors or consumers or to the proper functioning of the HQ system (Section 10(b)(3)),

          (4) the Transaction is not unlawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of
          Section 11 (Section 10(c)(1)),

          (5) the Transaction will serve the public interest by tending toward the economical and efficient development of an integrated public utility system (Section 10(c)(2)), and

          (6) the Transaction will be consummated in accordance with, and will comply with, all applicable state laws (Section 10(f)).

          2.   Section 10(b)(1)

               Under Section 10(b)(1), the SEC will approve the acquisition unless it finds that the "acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

               a.   Interlocking Relationships

                    The Transaction does not implicate the policy concerns that
Section 10(b)(1) was intended to address because the Project is a stand-alone merchant transmission company that is fully regulated at the federal and state levels and is not under common control with, or owned by, its sole customer, a wholesale customer that is a subsidiary of an instrumentality of the State of New York, or any other U.S. electric utility. In addition, although LIPA has transmission rights and is entitled to schedule transmission services over the interconnection, LIPA is obligated to submit the schedule to the New York and New England ISOs for ultimate approval and implementation. Furthermore, there are no overlapping directors between (i) CSC NY and VGS or (ii) any of the intermediate companies through which HQ holds its interest in CSC NY and any of the intermediate companies through which HQ holds its interest in VGS. Finally, there are no interlocks or relationships between HQ's merchant transmission activities in the United States, which are conducted through TEUS, and HQ's ownership of its gas operations through Gaz Metropolitain.

               b.   Concentration of Control

                    Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700
(1968). As discussed below, the Transaction, which involves the commercial operation of a single 26-mile transmission line, will not create a "huge, complex, and irrational system," but rather will further integrate the New York and Connecticut energy markets, which exist within a much larger northeastern regional transmission grid. The northeastern regional transmission grid is, in turn, part of a much larger market, which includes Eastern Canada and other U.S. power markets.

                    Efficiencies and Economies. The SEC has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. at 1309. Subsequent SEC pronouncements confirmed that size is not determinative. In Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993), the Commission noted that "[the framers of the 1935 Act] were aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operation. They wished to preserve these opportunities while avoiding an excess of concentration and bigness." CSC NY intends to coordinate its activities in the following areas, and will continue to seek to identify additional areas in which efficiencies can be realized through joint and coordinated actions: (i) participation in ISO and inter-ISO activities; (ii) participation in a regional transmission organization; and (iii) coordination in managing compliance with state and federal regulation. The operations of CSC NY will be coordinated through the New York ISO (of which CSC NY is a member) and ISO NE. CSC NY will benefit from the ISOs' joint marketing, planning, membership in a subregional reliability coordinating council and administrative coordination. This coordination will improve system reliability by facilitating the delivery of back-up power supplies in the event of a system emergency in either of the New York or New England regions, and reduce transmission congestion in the long-term.

                    Size. The placement into commercial operation of a single 26-mile transmission line will result in an additional 330 MW of transmission capacity being introduced into the New York ISO market, which has a peak electrical load of approximately 30,000 MW (1.1%). See New York ISO Press Release, "New York's All-Time Electric Consumption Record May Be Set Tomorrow (Tuesday, July 30, 2002), Says NYISO," July 29, 2002." Thus, the Project is relatively small in size compared to the total transmission infrastructure in the affected region.

                    Competitive Effects. In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." LIPA will be the sole shipper of 100% of the Project's capacity and will hold all rights to schedule transmission of capacity, energy and ancillary services over the Project. LIPA may also resell its rights (and receive the proceeds from any resale) in the secondary market, consistent with the tariff and procedures of the relevant ISOs. The New York ISO has functional control of the transmission grid and administers wholesale energy markets in New York pursuant to FERC authority while ISO NE has similar control and administration functions in New England. The ISOs have standardized interconnection procedures that are open and non-discriminatory, thereby preventing the Project from improperly influencing the market. Thus, the combination of LIPA's ownership of all of the Project's transmission capacity and the regulatory oversight provided by the New York ISO and ISO NE provide contractual and regulatory barriers that will ensure that TEUS will not monopolize transmission capacity in the relevant markets. See New York Public Service Commission Press Release, "NYPSC Grants Certificate for Construction of Cross Sound Cable - Electric and Fiber Optic Lines to Help Meet Long Islanders' Needs," June 21, 2001 (stating that the Project "will facilitate exchanges of power between producers and powers of electricity, thereby enhancing regional and local competition in the electric power industry"); TransEnergie U.S. Ltd., 91 F.E.R.C. P61,230, Order Approving Proposal Subject to Conditions (June 1,
2000) (stating that "[t]he Commission agrees with TransEnergie that its proposal enhances competition and market integration by expanding capacity and trading opportunities between the New England and New York markets").

                    For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10(b)(1).

          3.   Section 10(b)(2)

               Section 10(b)(2) requires the SEC to determine whether the consideration to be paid in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable and whether it bears a fair relation to, investment in and earning capacity of the underlying utility assets.

               a.   Fairness of Consideration

                    For purposes of Section 9(a)(2), the energization of the Project and its placement into commercial operation is treated as an "acquisition" although no "sale" or "purchase" has occurred. HQ and TEUS have not bought any 1935 Act jurisdictional facilities from anyone nor have they paid any consideration for existing facilities that can be measured against historical cash flows or evaluated in terms of the "fairness" or appropriateness of the consideration. Rather, Applicants have created a new asset where none existed previously and have paid various engineers and contractors to construct this asset under a business model that is entirely new to the industry: that of a merchant transmission line. The fundamental rationale of the business model is that of supply and demand: there is a demand for transmission capacity and those who supply it will earn an appropriate return over the life of the asset.

                    Prior to the commencement of construction of the Project and prior to entering into any related construction and financing contracts for the Project, HQ, TEUS and UIL studied the business opportunity. Their review indicated that if they were to construct and operate the Project, they would have a high likelihood of earning a return on their investment that justified the investment and associated business risks, including construction cost overruns, delays and the ordinary business risks of operation. In many ways, their business analysis is identical to the analysis undertaken by developers of independent generation who are willing to undertake the risks of constructing and operating a generating facility in the belief that there will be a purchaser for the power produced. In much the same way, HQ, TEUS and UIL determined that there was a need for a new transmission tie-line between Connecticut and Long Island and they were willing to undertake the Project. HQ, TEUS and UIL believe that the expected revenues from the operation of the Project over the life of the LIPA Off-Take Agreement and the life of the Project will cover costs of construction and costs of operation while at the same time providing HQ and TEUS with a return on their investment; i.e., profit.

                    The Project was built at a cost of approximately $130 million in anticipation of revenues to be derived from a long term transmission service contract with LIPA, which was negotiated before construction of the Project commenced. Had the revenues anticipated to be earned under the LIPA Off-take Agreement (included as Confidential Exhibit B-2) not been perceived by HQ to be an adequate return on its investment, the Project would never have been built and the costs of construction never incurred. Construction of the Project was financed by (i) equity and (ii) a loan of $115 million that was made by persons unaffiliated with either HQ or UIL and negotiated on an arm's-length basis. However, this construction financing has been replaced by an intercompany loan of $91 million and an equity contribution of $39 million (which was provided by HQ and UIL on a pro rata basis). Negotiation of the construction loan was preceded by extensive due diligence, analysis and evaluation of the financing, business prospects and ownership structure of the Project. The price for construction services is the only "consideration" paid. The process by which this price was determined demonstrates that the statutory requirement of Section 10(b)(2) has been satisfied.

               b.   Reasonableness of Fees

                    Applicants believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are (i) reasonable and fair in light of the size and complexity of the acquisition relative to other transactions and the anticipated benefits of the Transaction to the public, its owners and consumers, and (ii) meet the standards of Section 10(b)(2).

                    As set forth in Item 2 of this Application-Declaration, Applicants expect to incur a combined total of approximately $________ million in fees, commissions and expenses in connection with the Transaction, which represents __% of the total Project costs. Applicants believe that the estimated fees and expenses in this matter are consistent with the level of expenditure for project financing transactions of newly constructed electric facilities and bear a fair relation to the value of the Project and the strategic benefits to be achieved by the Transaction, and that the fees and expenses are fair and reasonable in light of the complexity of the Transaction. See Northeast Utilities, Holding Co. Act Release No. 25548 (Jun. 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (Jun. 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition).

          4.   Section 10(b)(3)

               Section 10(b)(3) requires the SEC to determine whether the Transaction will unduly complicate the capital structure of the resulting holding company or otherwise prove detrimental to the public interest, the interest of investors or consumers, or the proper functioning of the holding company system.

               As described in greater detail in Item I.A and Item III.C of this Application-Declaration, HQ is a large, diverse and financially sound energy provider with operations across the world. The Project and its related investments and financing will not have a substantial adverse impact on the HQ system or complicate the HQ system. In fact, the Project represents only a small portion of HQ's overall operation and this investment has been structured to segregate business risks of the Project from HQ's other operations. First, CSC NY exists solely to hold the Project's transmission assets and will not conduct operations other than those related to the Project. Second, HQ owns 100% of the common stock of TEUS and, upon the commencement of commercial operation of the Project, TEUS in turn, will hold all of the voting interest and 75% of the economic interest in CSC NY. Third, the common equity of CSC NY as a percentage of its total capitalization is 30% ($39 million/$130 million), and as of the date of this Application-Declaration, CSC NY had received capital contributions that totaled $39 million. Finally, after giving effect to the Transaction, the inclusion of CSC NY does not materially change the capital structure of HQ, which is a financially sound company with most of its debt unconditionally guaranteed by Quebec. HQ's share of the Project's intercompany loan financing represents less than one-quarter of 1% of HQ's total assets. HQ provides adequate coverage of its debt obligations through its stable cash flow derived largely from its generation, distribution and transmission activities. Moody's Investors Service has assigned a rating of "A1" to HQ's senior unsecured debt.

               The capital structure of the Project does not involve minority ownership by public investors. The holders of 100% of the equity in the Project, namely HQ and UIL, are large sophisticated companies who will have taken full market risks (investors will not include the Project's annual costs in any mandatory revenue requirement from captive ratepayers through a grid access charge) and will not be able to exercise market power. Moreover, in its approval order, the FERC disclaimed jurisdiction over the Project's capital structure because the Project would provide benefits to electric consumers in both the New York and New England markets without imposing any risk or cost on captive customers (that is, customers located within a franchise area who have no ability to take service from any party other than the local franchise holder). Given the self-financing nature of the Project, Applicants' unique position of not owning any pre-existing transmission networks and the fact that the Project has no captive customers, the Transaction will not have an adverse impact on the interests of either the investors of HQ or UIL, or consumers.

               Further, the Project is subject to federal regulatory oversight by the FERC, which authorized negotiated rates for transmission service subject to certain conditions that will ensure that the rates are just and reasonable. The Project's revenues under the long-term contract with LIPA are based on negotiated rates that are expected to reflect the difference between generation prices in Connecticut and Long Island. In granting the negotiated rate authorization sought by TEUS, the FERC considered the following evaluation criteria for the applicability of pricing principles to merchant transmission projects: (1) the merchant transmission facility must assume full market risk; (2) it must create tradable transmission rights; (3) an open season process should be employed to initially allocate transmission rights; (4) the merchant transmission facility must not preclude access to essential facilities by competitors; (5) it should be subject to market monitoring for market power abuse; (6) physical energy flows on the merchant transmission facility should be coordinated with, and subject to, reliability requirements of the relevant ISO or RTO; and (7) the merchant transmission facility should not impair pre-existing property rights to use the transmission grids of interconnected RTOs or utilities. TransEnergie U.S. Ltd., 91 F.E.R.C. P61,230, Order Approving Proposal Subject to Conditions (June 1,
2000)./7

               The FERC found that the Project's proposal to charge negotiated rates was appropriate for a merchant transmission facility, consistent with existing transmission pricing policies, and similar to location-based congestion pricing proposals it previously approved for the ISOs of New York and Pennsylvania-New Jersey-Maryland ("PJM"). Scheduling and dispatch over the Project's transmission interconnector will be approved by the New York and New England ISOs.

          5.   Section 10(c)(1)

               Section 10(c)(1) prohibits the SEC from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

               a.   Section 8 Analysis

                    Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring interests in both electric and gas utility companies serving substantially the same territory in a given state in contravention of such state's law. Section 8, by its terms, does not apply to HQ since the electric utility assets of CSC NY would be held by HQ's subsidiary, TEUS, which does not own any gas utility operations inside or outside of New York. Indirectly, through other subsidiaries including VGS, HQ's 1935 Act jurisdictional gas utility operations are confined to the state of Vermont. HQ also indirectly holds an approximate 4% economic interest in St. Lawrence Gas,

--------
7 In its approval order of the Harbor Cable Project, a similar merchant transmission facility under development by TEUS, the FERC cited three additional criteria to evaluate merchant transmission projects: (1) transmission service should be provided under the OATT of the ISO or RTO that operates the facilities; (2) the results of the open season should be posted on OASIS and filed in a report to the FERC; and (3) affiliate concerns must be adequately addressed. TransEnergie U.S. Ltd., Order Authorizing Proposal Subject to Conditions, and Granting in Part and Denying in Part Requests for Waivers and Blanket Approvals, 98 F.E.R.C. P61,144 (February 13, 2002).

through its indirect interest in Enbridge. Upon commercial operation of the Project, TEUS will serve a single New York-based wholesale customer, LIPA, while VGS will continue to serve retail customers in Vermont. Thus, Section 8 will not be implicated because the Transaction will not create a situation of common ownership of combination systems within any given state. In any event, the State of New York does not prohibit combination gas and electric utilities that serve the same geographic area.

               b.   Section 11(b) Analysis

                    In pertinent part, Section 11(b)(1) of the 1935 Act charges the Commission with ensuring that:

                    "each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system . . . ."

                    Section 11(b)(2) requires the SEC to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly complicate the capital structure or inequitably distribute voting power among security holders of the holding-company system.

                    The Transaction raises a potential issue under Section 11 and Section 10(c)(1): Whether the combination of CSC NY's electric business and VGS' gas business is permissible under HQ as an exempt holding company.

                    Historically, the Commission considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required a showing of loss of substantial economies before retention would be permitted. New England Electric System, 41 S.E.C. 888 (1964). In its affirmation of that decision, the United States Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of Section 11(b)(1) has been explicitly rejected by the Commission in subsequent decisions under Sections 9(a) and 10 of the 1935 Act both with respect to exempt holding companies, TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997), and newly formed registered holding companies, WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998) and New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1997).

                    In these decisions, the Commission acknowledged that as a result of the transformation of utilities' status from franchised monopolies with captive ratepayers to competitors and also as a result of the convergence of the electric and gas industries that was then underway (and which continues today and of which the Transaction is a prime example), the historical standards of review had become outdated and that separated electric and gas companies might be weaker competitors than they would be together in the same market. WPL Holdings, Inc., Holding Co. Act Release No. 35-26856 (April 14, 1998); TUC Holding Company, Holding Co. Act Release No. 35-26749 (Aug. 1, 1997) ("TUC Holding Company Order"); New Century Energies, Inc., Holding Co. Act Release No. 35-26748 (Aug. 1, 1977); and Houston Industries Incorporated, Holding Co. Act Release No. 35-26744 (July 24, 1997). Further, in the TUC Holding Company Order, the Commission, citing Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov. 23, 1994) ("Gaz Metropolitain Order"), stated that a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or comply fully with the ABC clauses of
Section 11(b)(1), provided there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under
Section 3 of the Act following the acquisition.

                    Because HQ will be an exempt company, the Commission must find that the proposed acquisition of CSC NY's electric operations tends toward the development of a single integrated system. See The United Gas Improvement Company, 9 S.E.C. 52, 79 (1941). Under this analysis, the Commission must first find that the electric operations of CSC NY are integrated into HQ (discussed below); however, VGS is still retainable as an additional system. An integrated gas system may be retained if it satisfies the requirements of the ABC Clauses of Section 11(b)(1). The ABC Clauses require a showing that an additional system: (A) "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control" by the registered holding company; (B) "is located in one State, or in adjoining States, . . ."; and (C) is not, when considered together with other systems owned by the registered holding company, "so large as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." See C&T Enterprises, Inc., Holding Co. Act Release No. 27590 (Oct. 31, 2002) (stating that the criteria for de facto integration of contiguous utility properties are set forth in BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998) ("BL Holding Order") as follows: (i) the contiguity of the service territories; (ii) the administrative coordination of the systems;
(iii) a lack of potential for the abuses that Section 11(b)(1) and the Act were intended to address; and (iv) no detriment to the ability of state utility commissions to regulate effectively). The proposed acquisition of CSC NY meets these conditions for approval.

                    Clause A requires a showing that there would be a "substantial loss of economies" if VGS were divested by HQ. VGS was initially integrated into Gaz Metropolitain because it is a small gas distribution utility that is totally dependent upon Canada for the importation of natural gas. VGS is not interconnected with the natural gas transportation system of the United States and its affiliation with a strong Canadian gas utility assured the company of a secure, competitively priced supply. Relying on this affiliation, VGS was able to negotiate a 15-year gas supply arrangement in 1991 with an affiliate of Trans-Canada Pipelines, Ltd. whose pipeline system is a common source of supply for both VGS and Gaz Metropolitain. VGS provides gas to Gaz Metropolitain (and vice versa) during peak periods. VGS also benefits from financial support by Gaz Metropolitain and favorable third party borrowings because of the Gaz Metropolitain affiliation. Because of these close ties between VGS and HQ's subsidiary, Gaz Metropolitain, significant benefits are received by the ratepayers and the state of Vermont, which would not be possible if VGS were a stand alone company. See Gaz Metropolitain Order.

                    Clause B is satisfied because HQ's existing system in Quebec, its 1935 Act jurisdictional gas system in Vermont (New England) and the proposed electric system in New York are in a single region comprised of adjoining states and provinces. Vermont is physically interconnected with HQ's system in Quebec through two transmission links (discussed in Section 10(c)(2) - Physical Interconnection) and the service territories in New England (which includes Vermont) and New York are adjacent to one another. See Energy East Corp., Holding Co. Act Release No. 27546 (Jun. 27, 2002) ("Energy East 2002 Order") (finding that Clause B of the Section 11(b)(1) analysis was satisfied because Energy East's principal system was located in New York and Maine and the additional gas system would be located in the same states of New York and Maine and in the adjoining states of Connecticut and Massachusetts); Sierra Pacific Resources, Holding Co. Act Release No. 27054 (Jul. 26, 1999) (finding that the service territories of the existing and additional systems were in close proximity to each other); BL Holding Order (finding that the service territories of the existing and additional systems were adjacent to each other).

                    Finally, Clause C is satisfied because the gas utility operations of VGS are not so large as to impair the advantages of localized management or efficient operation of HQ's operations. VGS will continue to serve approximately 34,000 customers in the state of Vermont and will be confined to this state only. Moreover, VGS will remain subject to regulatory oversight by the Vermont Public Service Board consistent with the finding in the BL Holding Order. See Gaz Metropolitain Order. It should be noted that there already exists significant synergies and efficiencies between the utility systems in Quebec, New York and New England (which includes the state of Vermont) given the significant degree of planning and coordination between the HQ control area operator and the independent system operators in New England and New York (see discussion at Section 10(c)(2) - Economic and Coordinated Operation below). The combined electric and gas entity will not operate inefficiently or evade state regulation.

                    Thus, the Project's coordinated and integrated utility operations in New York, New England and Quebec will not contravene the requirements of Section 11(b)(1) of the 1935 Act. As a policy matter, the Transaction is consistent with, and furthers the policy of, fostering the creation of competitive energy services companies as the energy industry continues its evolution towards a more competitive market.

                    In addition to the foregoing, the Project's capital structure will not contravene the requirements of Section 11(b)(2), which is intended to assure the financial soundness of the holding company system and a proper balance of debt and equity. The capital structure of the Project consists of investments made by two large operating energy company systems that are both sophisticated investors who engaged in arm's-length negotiations regarding the ownership structure of the Project. The Class A and Class B membership interests of CSC NY do not represent any complicated voting arrangements and, because the Project is financed by an intercompany loan, there is no public debt. Further, LIPA will be the sole shipper for the Project. Thus, the Project will have no retail customers.

                    As a result of the interposition of TEI between HQ and TEUS, HQ, upon commercial operation of the Project, will be a holding company with respect to TEI, which itself has a subsidiary, TEUS, that is an exempt holding company. This corporate structure would not be unduly complicated under the "great grandfather" clause of Section 11(b)(2) of the Act. The Commission has reviewed and permitted a structure including intermediate companies similar to this in Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000) (the "Powergen Order") and National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) ("National Grid Order"). In the past, the Commission has recognized the necessity of permitting the continued existence of intermediate companies to achieve certain economic and tax efficiencies or preserve certain financing arrangements that would not otherwise be achievable in the absence of such arrangements.

                    In this instance, TEI serves as the conduit through which HQ makes investments in U.S. transmission assets, including those of the Project, and helps preserve certain structural and operational benefits such as consulting expertise in transmission planning, construction and acquisitions. The Commission should not accord different treatment to TEI because it preserves structural and operational benefits as opposed to economic and tax efficiencies. Further, TEI will not be a means by which HQ seeks to diffuse control of TEUS since TEI, which is wholly owned by HQ, will hold 100% of the voting securities of TEUS and TEUS, in turn, will hold all of the voting securities in CSC NY, its sole public utility subsidiary. Thus, voting power is not unfairly distributed and there are no minority interests because all of the companies in the corporate structure are wholly owned and controlled by HQ. In addition, TEI has no public or private institutional equity or debt holders. TEI's continued existence will therefore not adversely affect HQ's combined operations in any manner. Accordingly, this is not the type of situation that concerned the drafters of the 1935 Act and, in the Applicants' view, the Commission should find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary. Applicants therefore request the Commission to "look through" TEI and disregard it for purposes of the 1935 Act in the same manner as the Commission treated the various intermediate companies in the Powergen Order and National Grid Order.

                    For all of the foregoing reasons, the Commission should hold that the combination of CSC NY's electric operations (upon commercial operation of the Project) and VGS' gas operations under HQ, an exempt holding company, is lawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

          6.   Section 10(c)(2)

               Section 10(c)(2) requires the Commission to find that the Transaction will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. Applicants urge the Commission to consider the requirements of Section 10(c)(2) in the broader context of the current structure of the U.S. utility industry and the public policies articulated by the FERC on transmission integration, the overall integration of HQ in the northeastern region of the United States and the Project's role in furtherance of the broad policy objectives of the United States and the FERC.

               The existence of an adequate and reliable transmission infrastructure controlled by others than those who generate and sell electricity is key to the success of the ongoing efforts of the FERC to (i) separate the production and sale of electricity from its transmission and distribution and
(ii) increase the efficiency and fairness of wholesale electricity markets. The business of producing and transmitting electricity to consumers, however, are co-dependent. They are part and parcel of the same economically integrated business in which any vertically integrated electric utility in the country is engaged. The separation of the management and control of generation and transmission in compliance with FERC policy and rules does not suggest that these two segments of the electricity business are not dependent on one another for their success in delivering energy to ultimate consumers while they also simultaneously function as competitive and autonomous business units.

               HQ, directly and through its Quebec and non-Canadian subsidiaries and affiliates, is involved in many aspects of the energy business, including electric generation, transmission and distribution, gas distribution and the trading and marketing of electricity both in Canada and the United States. Despite the existence of an international boundary, Canada and the U.S. are major trading partners, with Canada exporting huge quantities of gas to the U.S. annually. For purposes of this analysis, there are three points at which the high voltage electric transmission systems of Quebec and the United States interconnect (Chateaugay, New York; Highgate, Vermont; and Norton, Vermont). All of these points are in the northeastern region of the United States. Accordingly, HQ and every other producer and seller of electric energy as well as their wholesale and retail customers rely on and have a critical and ongoing interest in the electric transmission grid in the northeastern region of the United States. Thus, the Project is a critical and essential enhancement to the transmission infrastructure in the region which makes possible (i) adequate and reliable transmission capacity to serve wholesale and retail customers in the region and (ii) the ability of producers and sellers of electricity to deliver their product to their customers in the region. Particularly, in the hot summer months and in the aftermath of storms or other events that disrupt the operation of transmission lines in the region, the Project will greatly enhance the adequacy and reliability of electric service in the region. This needed system enhancement is consistent with the U.S. national policy goal of promoting integration and (achieving economies) within the northeast region.

               Under the 1935 Act, the definition of an integrated electric system in Section 2(a)(29)(A) contains four discreet, but related elements, all of which, whether reviewed on a single company basis or as applied to the overall region, are satisfied or are directly encouraged and facilitated by the Project.

               a.   Physical Interconnection

                    The combined utility assets must be physically interconnected or capable of physical interconnection. Under modern interpretation of the statute, this requirement is satisfied by direct physical interconnection as well as by contract or membership in a tight power pool. See Energy East 2002 Order; American Elec. Power Co., Inc., Holding Co. Act Release No. 27186 (June 14, 2000); Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000) ("Energy East 2000 Order"). Looking forward, it may be possible that common membership in a FERC-approved RTO will also suffice to meet the 1935 Act's interconnection requirement.

                    HQ and CSC NY are "capable of physical interconnection" through the New York ISO. Upon commercial operation of the Project, CSC NY's transmission facilities in Long Island will be subject to operational control and coordination by the New York ISO and ISO NE (see discussion at Economic and Coordinated Operation below). HQ is already interconnected with the New York ISO through two transmission links. The first is a high voltage 2,000 MW line connecting with the New York Power Authority's facilities at Chateaugay in northeastern New York. Historically, this line has been used to facilitate HQ's transactions with Consolidated Edison Company of New York, Inc. and other New York utilities. The second line connects the systems of Cedars Rapids Transmission Company, Limited, HQ's affiliate that owns transmission facilities in Quebec and Ontario, Canada, with the New York transmission system at Massena, New York. Through these interconnections, and other interconnections between HQ's system and the transmission system controlled by ISO NE, HQ may elect to transmit power to CSC NY's transmission facilities over interconnections to the New York ISO or ISO NE and the transmission systems they control, by means of various physical or financial contract paths. Consistent with the Energy East 2002 and 2000 Orders, HQ and CSC NY's New York-located transmission facilities are therefore "capable of physical interconnection." It should be noted that for each of the past five years, HQ has been a net exporter of electricity to the New York and New England markets. Although LIPA, the Project's sole customer, purchases power from the New York grid, and upon commercial operation of the Project from the New England grid, it does not purchase directly the electricity that HQ transmits to the northeast grid because (i) once energy enters the northeastern grid at the interconnection points, it is commingled with energy therein produced and the source of the energy withdrawn cannot be ascertained physically by the buyer (consequently, power produced by one generator cannot be readily identified and targeted for sale to any specific customer), (ii) the flow of energy over the northeastern grid is centrally controlled and allocated by the ISOs as need or economy directs and (iii) LIPA has no contractual arrangements with HQ or any subsidiary of HQ for the supply of power./8

                    As a new investment in transmission, the Project meets the directive of the President for increased transmission expansions to reduce constraints. REPORT OF THE NATIONAL ENERGY POLICY DEVELOPMENT GROUP, at 7-7 (May
2001). The NEPD Group charged with developing a national energy policy noted that one of the reasons for the existence of constraints is the lack of sufficient transmission infrastructure. The NEPD Group found that U.S. demand for electric power is expected to increase by 25% over the next ten years while transmission capacity is expected to increase by only 4%. Installation of the Project's new transmission line will help meet such increased power demand in the long-term. Finally, the Project will promote integration in the northeast region consistent with FERC policy to create a seamless transmission grid in the U.S. and eliminate barriers to the freer flow of energy. For HQ, the Project fits well into its overall international strategy of becoming a multi-service electric and gas utility in the northeastern United States and eastern Canada.

               b.   Economic and Coordinated Operation

                    The combined system must be capable of being economically operated as a single interconnected and coordinated system under normal conditions. All scheduling and functional control of the Project's transmission facilities will be coordinated with the New York ISO and ISO NE, which "operate the combined transmission assets of its participants as a single electrical system, ensuring that transmission capacity is provided to enable the market to function." See Energy East 2000 Order at *40. Because the Project will provide an energy corridor between New York and Connecticut, it will (i) facilitate the exchange of emergency power between the two states, (ii) allow for commercial bilateral power transactions throughout the northeastern region and (iii) promote the competitive energy markets administered by the ISOs in the New England and New York markets.

                    New York ISO. The New York ISO, formed in 1998 as part of the restructuring of New York State's electric power industry, exercises operational control over most of New York's transmission facilities to maintain short term reliability and administers the region's open access transmission tariff. The ISO owns no generation, transmission or load and is intended to run the system fairly for the benefit of all market participants. It is governed by a ten-person Board of Directors, none of whom is affiliated with any market participant. The ISO facilitates fair and open competition in the wholesale power market and creates an electricity commodity market in which power is purchased and sold on the basis of competitive bidding. The ISO utilizes a bid process for electricity and transmission usage, which enables New York

--------
8 HQ is interconnected with ISO NE through two principal transmission facilities. One of the transmission facilities is a high voltage line that originates on HQ's system in Quebec and crosses the border at Highgate in northwestern Vermont. A second connection to New England is a high voltage direct-current line that enters the United States near Norton in northeastern Vermont and terminates at Sandy Pond in Massachusetts.

utilities and other market participants to offer electricity at competitive prices rather than regulated rates. The New York ISO coordinates transmission outages based upon the potential impact they may have on system reliability and has the final authority in scheduling outages for transmission facilities under its control.

                    New England ISO. Established in July 1997, ISO NE has responsibility for managing the New England region's electric bulk power generation and transmission systems and administering the region's open access transmission tariff. The ISO serves a six-state region, which comprises Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. ISO NE's direction comes primarily from an independent Board of Directors, none of whom has a stake in the New England electricity market. The ISO operates under a services agreement with New England Power Pool, now a voluntary association of more than 200 entities engaged in the electric power business in New England, and the two work together to develop market rules and procedures and the transmission tariff for New England's wholesale market. The ISO has detailed operating procedures and guidelines that govern the day-to-day operation of the bulk power system. At its control center in Holyoke, Massachusetts, operators monitor the real-time generation and flow of electricity across the region's transmission systems 24 hours a day, 365 days a year. The ISO uses both verbal and electronic communications to provide centrally located, real-time direction on the electrical output of its 350-plus resources. The ISO also coordinates maintenance activities of the generators and the transmission system to ensure that the flow of electricity is not disrupted by a planned or unexpected outage of a facility.

                    New York and New England ISOs. Presently, NYISO and ISO NE operate highly integrated and interdependent grids. By way of background, the bulk power transmission systems in New England and New York possess similar and complementary attributes: (i) both areas are densely populated; (ii) each has a tradition of successful tight power pool operation and a major load center that faces severe locational congestion problems; and (iii) both the New England and New York systems were restructured in a similar manner (for example, utilities in both regions divested a major portion of their generating units, and retail access is widespread in both regions). The close interconnection between the two ISOs is reflected in several coordinated efforts. First, the ISOs maintain a diverse balance of peaking, intermediate and baseload generating units in New England and New York. For instance, New York has a surplus of quick-start peaking units that are in short supply in New England, while New England is adding substantial new baseload intermediate capacity. This complementary generating capacity makes New England and New York natural trading partners and has increased the market and reliability benefits for the combined region. Both the New York ISO and ISO NE achieve efficiencies from shared regulation services (services used to provide moment-by-moment balancing of generation supply and demand on the system), which ease the maintenance of this balance by linking the two systems more closely. Second, both ISOs have conformed their market rules to facilitate additional trading between their control areas (for example, there were 6,089,866 MWh of transactions between New York and New England in 2000), and because prices in these states are generally similar, transactions between them play an important price arbitraging role and improve efficiency. Finally, both ISOs have formulated an emergency reserve arrangement and operate under the same NPCC reliability standards designed to improve system reliability and integrity. The coordinated efforts of the New York and New England ISOs are consistent with FERC's goals of reducing transmission seams to enhance trading opportunities between the regions, and ensuring a robust wholesale market in the northeastern United States. The Project's merchant transmission facilities will further the implementation of FERC policy. See Energy East 2000 Order at *40 (noting that "the two ISOs coordinate their scheduling and operations so as to enable cross-border transactions to occur seamlessly").

                    Coordination between the ISOs and Quebec. The HQ network is managed by the TransEnergie Centre de Controle du Reseau ("CCR"), which is the control area operator for Quebec. The operations of the New England and New York ISOs are closely linked with those of the CCR. Every 30 seconds, the CCR and the two ISOs exchange all information relating to their respective networks' anticipated peak loads as well as all information pertaining to all electric links that may have an influence on the energy exchanges between the three networks and between each network and other neighboring networks. For example, the CCR provides the New York and New England ISOs with information on HQ's transmission links not only with New York and New England, but also with New Brunswick which is connected to New England. The CCR and the two ISOs are linked by means of dedicated lines operating under the ICCP Protocol so that the foregoing real-time information can be exchanged on a reliable and secure basis. In addition to the 30-second exchange, the CCR and each ISO has operators communicating by fax or telephone with each other as warranted by real-time conditions. The ISOs and the CCR meet regularly and hold weekly telephone conferences to review (i) the supply and demand conditions in their respective networks, (ii) energy exchanges, (iii) maintenance schedules, (iv) planned upgrades to their respective networks, (v) problems that they encounter and (vi) the broad range of operational issues they confront.

                    Thus, the Project's operations will be coordinated by the New York and New England ISOs, which work closely with their Quebec counterpart for more effective and efficient coordination of their respective systems in the northeastern United States and Canada as a single system.

               c.   Single Area or Region

                    The system must be confined in its operations to a single area or region. New York, New England and Quebec are already a single operating region for energy production and distribution. The HQ system operates within this broader region and represents only a relatively small percentage of the overall energy market within New York, New England and Quebec. This area within which HQ operates is a single area or region under 1935 Act precedent because
(i) New York, New England and Quebec participate in a regional council that promotes reliability in the Northeast-Canada region, (ii) there exists system coordination and close cooperation between the system operators in New York, New England and Quebec; and (iii) New York, New England and Quebec are physically interconnected.

                    Reliability. Not only is HQ interconnected to the New York ISO, but its interconnections are critical to the overall reliability of the electric grid in northeastern North America. FERC, itself, has noted that "an outage of [HQ's] line is the single largest loss contingency planned for and secured against by the system operator, ISO NE)." See 99 FERC P. 61, 187, Order on Complaints, Docket Nos. EL02-61-000 and EL02-70-000 (citing FERC Docket No. ER01-2596-000, Transmittal Letter at 3). Shortly after the Northeast Blackout of 1965,/9 the Northeast Power Coordinating Council ("NPCC") was formed to promote the reliability and efficiency of the electric bulk power systems by coordination of system design and operation. NPCC has a single role: reliability. The NPCC region includes New England, New York, New Brunswick, Nova Scotia, Quebec, Ontario, Prince Edward Island and Newfoundland, and serves approximately 54 million customers. The 1965 blackout demonstrated that utilities operating within various states and provinces were part of a single region since system disturbances with any single operator affected other operators and the bulk power systems in the broader area of Quebec, New England and New York. Consequently, physics and engineering required that reliability and operational problems needed to be addressed on a common basis within the broader region (this was long before the formation of NEPOOL and the New York Power Pool). NPCC relies on its "Reference Manual," composed of "Criteria, Guides and Procedures" to design and operate the NPCC interconnected systems consistent with certain reliability standards. Through these standards, the security and adequacy of the interconnected bulk power supply system of NPCC is maintained. NPCC criteria, guides and procedures include: (i) the NPCC Control Area Certification Process, which details the certification process for control area operators (the CCR and the New York and New England ISOs are certified);
(ii) Guidelines for Reporting System Disturbances and (iii) Rule A-3 Emergency Energy, which obligates each of HQ, the New York ISO and ISO NE to assist each other with emergency energy supplies when supplies in one control area cannot meet an emergency demand condition in that area. These reliability criteria, guides and procedures follow those established by the North American Electric Reliability Council ("NERC"), of which NPCC is one of 10 regions.

                    HQ and the two ISOs are members of NPCC, which meets regularly at the Executive Committee level as well as through numerous task forces and committees. These include the Reliability Coordinating Committee, the Task Force on Coordination of Operations, the Task Force on Coordination of Planning, the Task Force on Infrastructure Security and Technology and the Task Force on System Protection. Since the NPCC's role is to enhance the reliability of its geographic region, it pays close attention to the supply and demand conditions in the regions and to transmission upgrades to the regional system. The NPCC conducts regular reliability assessments of

--------
9 The 1965 Northeast Blackout was caused by the tripping (opening) of a single transmission line from the Niagara generating station. Within four seconds, the entire northeast power system became unstable and separated into isolated power systems (islands). Outages and islanding occurred throughout New York, Ontario, most of New England, and parts of New Jersey and Pennsylvania. Most islands went black within 5 minutes, due to imbalances between generation and load (generator overspeed/underspeed tripping). The massive blackout left 30 million people without electricity for as long as 13 hours.

members' conformance to its criteria, guides and procedures, and HQ and the New York ISO have devoted substantial efforts to developing, maintaining and improving their transmission systems by compliance with NPCC's reliability and security standards as described above. Through its subsidiaries, HQ participates in the Executive Committee and various subcommittees of NPCC and the New York ISO. Applicants will ensure that such reliability standards are adhered to when the Project commences commercial operation.

                    System Coordination. As explained previously in Economic and Coordinated Operation, there is significant coordination of planning, scheduling and dispatch operations between the New York and New England ISOs and HQ's control area operator in their respective systems. Since the Commission found in the Energy East 2000 Order that the region comprising New York and New England in which the applicants intended to operate post-merger was a single area or region in light of the closely coordinated efforts of the New York and New England ISOs, it should make a similar finding in this case where the two ISOs coordinate operations closely with HQ's system operator. The high degree of integrated and coordinated operations in New York, New England and Quebec supports a finding that the broader northeastern United States and Canada constitutes a single area or region for purposes of Section 10(c)(2) of the 1935 Act.

                    Physical Interconnection. As discussed above, New England, New York and Quebec, through HQ, are physically interconnected. The HQ interconnections with New England and with New York have a total rated capacity of 5000 MW, which means that HQ has the capacity to supply approximately 10% of the combined load of New York and New England. Over each of the last five years HQ has been a net exporter of energy to New York and New England. Two operating committees ("OC") have been formed to manage the interconnections: one deals with the HQ-New York interconnections and the other with the HQ-New England interconnections. While the OCs are not part of the ISO structures, each OC is composed of four members, of which two members are from Hydro-Quebec TransEnergie and two members are from the New York ISO and ISO NE, respectively. The OCs meet as often as needed, but not less than twice a year. They address issues related to the operations of the interconnections, maintenance schedules, system upgrades, metering and inadvertent energy (which is the difference between the energy scheduled to be transferred and the energy actually transferred). The actual physical transmission interconnections of HQ and the ISOs, and the historical and continuing energy flows within the northeastern United States and Canada support a finding that this broader region is a "single area" within the meaning of Section 2(a)(29)(A). See Gaz Metropolitain Order (finding that integration may be achieved across a region comprising the northeastern United States and Eastern Canada); Energy East 2000 Order (finding that the broader region comprising New York and New England within which the ISOs operate, satisfies the single area or region requirement for 1935 Act purposes).

               d.   Impairment

                    Fourth, the system must not be so large as to impair the advantages of localized management, efficient operation and the effectiveness of regulation. The Transaction will preserve the advantages of localized management, efficient operation and effective regulation that exist in the northeastern U.S.-Canada region within which HQ operates. Local functions will be handled in Vermont and New York since VGS and CSC NY will maintain their principal office in their respective states. In addition, CSC NY will have adequate competent personnel available to it through TEUS, to fulfill its obligations to its local constituencies. As discussed elsewhere in this Application-Declaration, most day-to-day management and control of the Project will be undertaken by the New York ISO and ISO NE, with LIPA making many decisions with respect to scheduling and usage. Through the ISOs, sufficient transmission capacity will be made available to realize the full value of operating and planning coordination, with any adverse impact by the Project. CSC NY's role, therefore, is more limited than would be the case with a vertically integrated utility operating in the State of New York.

                    From a regulatory standpoint, CSC NY's transmission operations will remain subject to the regulatory jurisdiction of New York State insofar as it has jurisdiction over the business and affairs of CSC NY, unimpaired by the Transaction. In addition, there is strong public and regulatory support for the Project, evidenced by FERC approval of the Project, as well as approval by the New York regulatory agencies. In fact, all required regulatory approvals have been obtained except for SEC approval of the Transaction. Pursuant to the recommendations contained in the June 1995 report issued by Staff entitled "The Regulation of Public Utility Holding Companies," the fact that all other regulatory approvals have been obtained is significant as Staff stated therein "where the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems [such as the Project] if the standards of the Act are otherwise met." Further, no impairment of the effectiveness of federal and state regulation is anticipated in light of the small size of the Project (330 MW) compared with the existing transmission infrastructure in the New York market (approximately 30,000 MW peak load) that is already subject to managerial and regulatory oversight by the New York ISO.

                    Overall, the Transaction will produce both quantitative and qualitative economies and efficiencies as a result of the CSC NY's operations being coordinated through the New York ISO (of which CSC NY is a member) and ISO NE. CSC NY will benefit from the ISOs' joint planning, administrative coordination and membership in NPCC, which, as discussed previously, will (i) improve system reliability by facilitating the delivery of back-up power supplies in the event of a system emergency and (ii) reduce congestion to free transmission capacity for the most economic uses of the system. The Transaction will assist in the creation of an economically integrated and efficient transmission system in the northeastern United States. HQ believes that its development and ownership of the Project is a critical and integrated component of its U.S. transmission strategy of constructing and operating merchant and independent transmission projects in areas where transmission systems are congested. The need for increased investment in the nation's transmission infrastructure has been well-documented and much commented upon by the FERC and others. HQ, through TEUS and the Project, has partially filled a void and has aided not only itself, but all participants in the electric industry and their consumers.

          7.   Section 10(f)

               Section 10(f) prohibits the SEC from approving the Transaction unless the Commission is satisfied that the Transaction will be undertaken in compliance with applicable state laws. As described in Item 4 of this Application-Declaration, the Transaction will be completed in compliance with the laws of the State of New York.

     B.   Exemption of TransEnergie U.S. Ltd.

          1.   Section 3(a)(1)

               TEUS respectfully submits that it should be granted, by Commission order, an exemption under Section 3(a)(1) of the 1935 Act. Section 3(a)(1) makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if:

               such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

               The focus of the intrastate inquiry for the purpose of Section 3(a)(1) is on TEUS' public utility activities. TEUS will derive a "material" part of its income from CSC NY, its only public utility subsidiary. Upon SEC approval of the Application-Declaration, both TEUS and CSC NY will be legal entities formed under the laws of New York, the same state in which all of CSC NY's public utility operations are conducted. CSC NY's operations do not include the production or sale of electricity (at wholesale or retail), but rather consist only of transmitting power produced and sold by a single customer who has non-discriminatory open access to and use of its transmission facilities. CSC NY does not own or operate any generation facilities. CSC NY will therefore derive all of its revenues from the sale of transmission capacity to its sole customer, LIPA. LIPA is also located in New York and sells electricity to retail customers in New York only. Accordingly, the Commission should find that TEUS and CSC NY are "predominantly intrastate in character and carry on their business substantially in a single State," that is, New York, the state in which they will be legally incorporated upon SEC approval of the Application-Declaration. Recently, in a situation akin to the Transaction, the Commission granted an exemption under Section 3(a)(1) where the holding company and its only public utility subsidiary were both incorporated in Texas, and the subsidiary's transmission and distribution operations were conducted solely within the state of Texas. See TXU US Holdings Company, Holding Co. Act Release No. 27671 (Apr. 29, 2003).

          2.   Public Policy Considerations

               Section 3(a) of the 1935 Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing whether a proposed exemption is "detrimental," the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate. See KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991); CIPSCO, Inc., Holding Co. Act Release No. 25152 (Sep. 18, 1990). The Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the Transaction. Upon completion of the Transaction, TEUS will be regulated under the utility laws of the State of New York and will be subject to FERC jurisdiction. In addition, granting TEUS the exemption would not be detrimental to the public interest or the interests of investors or consumers because commercial operation of the Project will not affect retail customers or investors.

     C.   Exemption of Hydro-Quebec

          1.   Section 3(a)(5)

               HQ is the parent company of TEUS, the holding company that directly owns 100% of the Class A membership interests of CSC NY./10 TEUS' Class A membership interest constitute voting securities within the meaning of Section 2(a)(17) of the 1935 Act. Accordingly, HQ will, prima facie, be presumed to be a holding company under Section 2(a)(7)(A) of the 1935 Act when the Project commences commercial operation. HQ, however, is a Quebec corporation that qualifies for exemption under Section 3(a)(5) since its operations are essentially foreign in nature and no material part of its income is directly or indirectly derived from any "subsidiary company" within the meaning of Section 2(a)(8), the principal business of which within the United States is that of a public utility company.

               Section 3(a)(5) of the 1935 Act directs the SEC "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers," to exempt from registration any holding company, and every subsidiary thereof, if such holding company "is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public-utility company" (emphasis added). As a matter of law and established SEC precedent under the 1935 Act, the fact that HQ is a foreign corporation does not preclude

--------
10 As described above, HQ holds its interest in TEUS through TEI, an intermediate company.

its qualification for exemption under Section 3(a)(5) so long as HQ satisfies the requirements for such an exemption. See AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999) ("AES 1999"); Gaz Metropolitain Order; The Consumers Gas Company, Holding Co. Act Release No. 14956 (Oct. 17, 1963) (granting a Section 3(a)(5) exemption from the Act, except Section 9(a)(2), to a Canadian holding company with both (i) Canadian subsidiary companies that owned and operated gas transmission and/or distribution facilities in Canada, and (ii) a wholly owned domestic utility that owned and operated such facilities in New
York).

               Historically, in making a determination of materiality for purposes of an exemption under Section 3(a)(5), the SEC has required the subject utility operations to be small, both in a "relative" sense (i.e., not material to the holding company applicant) and in an "absolute" sense. See AES 1999; AES Corporation, Holding Co. Act Release No. 27363 (Mar. 23, 2001). While this approach is primarily intended to ensure that the exemption is not available to a company with a large utility business and a total business that is predominantly non-utility in nature simply because the non-utility holdings dwarf the utility operations, this issue does not arise in the case of HQ, which invests in transmission projects throughout the world and markets transmission expertise and services internationally. As a practical matter, the SEC has relied on a comparison of gross revenues (the "gross-to-gross" test) in determining what is a material part of income. In AES 1999, however, the SEC concluded that the AES subsidiary that contributed 10.35% of the holding company's net operating revenues in 1998 was not material for purposes of exemption under Section 3(a)(5).

               HQ develops transmission facilities in Quebec and indirectly outside of Quebec. HQ's 1935 Act jurisdictional utility operations in the U.S. are small in a relative sense: the Project will be HQ's first electric utility investment in the United States and, therefore, there are zero historical U.S. utility revenues from the Project for purposes of this analysis. Through TEUS, HQ's 75% economic interest in the Project and HQ's indirect economic interest in St. Lawrence Gas and VGS will constitute the only revenue it derives, directly or indirectly, from any subsidiary company the principal business of which within the United States is that of a public utility. As reflected in Figure 1 below, HQ's net operating revenues attributable to its U.S. public utility subsidiaries falls below the 10.35% ratio in AES 1999.

Figure 1
                                                      12/31/2002
                                                  (in U.S. dollars)
--------------------------------------- ---------------------------------------
Gross Revenues                                                    0.40%
--------------------------------------- ---------------------------------------
CSC NY (2003 estimate) *                                    $21,043,000
--------------------------------------- ---------------------------------------
Vermont Gas Systems **                                      $19,716,000
--------------------------------------- ---------------------------------------
St. Lawrence Gas ***                                           $200,000
--------------------------------------- ---------------------------------------
Total public utility companies                              $40,959,000
--------------------------------------- ---------------------------------------
Total HQ consolidated                                    $9,101,400,000
======================================= =======================================
Operating Revenues                                                0.60%
--------------------------------------- ---------------------------------------

--------------------------------------- ---------------------------------------
CSC NY (2003 estimate) *                                    $21,043,000
--------------------------------------- ---------------------------------------
Vermont Gas Systems **                                      $19,716,000
--------------------------------------- ---------------------------------------
St. Lawrence Gas ***                                           $200,000
--------------------------------------- ---------------------------------------
Total public utility companies                              $40,959,000
--------------------------------------- ---------------------------------------
Total HQ consolidated                                    $6,626,200,000
======================================= =======================================
Net Income                                                        0.50%
--------------------------------------- ---------------------------------------
CSC NY (2003 estimate) *                                     $4,500,000
--------------------------------------- ---------------------------------------
Vermont Gas Systems **                                       $1,272,000
--------------------------------------- ---------------------------------------
St. Lawrence Gas ***                                    (Not available)
--------------------------------------- ---------------------------------------
Total public utility companies                               $5,772,000
--------------------------------------- ---------------------------------------
Total HQ consolidated                                    $1,068,200,000
======================================= =======================================
Assets                                                            0.30%
--------------------------------------- ---------------------------------------
CSC NY (2003 estimate) *                                   $135,000,000
--------------------------------------- ---------------------------------------
Vermont Gas Systems **                                      $26,076,000
--------------------------------------- ---------------------------------------
St. Lawrence Gas ***                                           $404,000
--------------------------------------- ---------------------------------------
Total public utility companies                             $161,480,000
--------------------------------------- ---------------------------------------
Total HQ consolidated                                  $41,354,600,000
--------------------------------------- ---------------------------------------

* This number reflects the first year (12 full months) of operating activity for CSC NY assuming the Project was in commercial operation for one year. Net income for CSC NY is calculated as earnings before taxes for purposes of comparison only. Note that the same amount is used for gross revenues and operating revenues because CSC NY does not incur costs for fuel or purchased gas or electricity sold to third parties.

** HQ holds a 31.8% interest in VGS.

*** This number is calculated as 4.04% (HQ's indirect economic interest in St. Lawrence Gas) of consolidated revenues (under $5 million) and total assets (under $10 million). This methodology is consistent with the pro rata consolidated basis used by AES in AES 1999. Note that the same amount is used for gross revenues and operating revenues for purposes of this comparison only. Although the 2003 net income amount is not available for St. Lawrence Gas, this number is not likely to have any material effect on the consolidated net income amount for purposes of comparison.

               In absolute terms, HQ's gross revenues from the Project will still be significantly smaller than the domestic utility found to be impermissibly large in Electric Bond and Share Co., 33 S.E.C. 21 (1952) ("Electric Bond and Share"). The domestic utility in the Electric Bond and Share order distributed natural gas in Louisiana, Texas and Mississippi and operated the second largest gas distribution system in the region. Within the three-state region in which it operated, this utility served approximately 21.2% of all residential customers and accounted for 19.2% of total gas revenues of the holding company. HQ currently serves approximately 34,000 gas customers in Vermont through VGS, which contributes all of the gas revenues of HQ. In addition, HQ, through CSC NY, will serve only one customer upon commercial operation of the Project, LIPA, which sells electricity wholesale and at retail in the New York market (LIPA serves nearly 1.1 million retail customers). Therefore, HQ's operations in New England through VGS still compare favorably to that of competitors such as National Grid USA, which serves approximately 1.7 million customers in the New England region. Similarly, HQ's proposed transmission operations in Long Island through CSC NY's transmission facilities will also compare favorably (assuming one wholesale customer or 1.1 million retail customers of LIPA) to that of other New York ISO utilities such as Consolidated Edison Company of New York, Inc., which serves more than 3 million electric customers in the New York area. See Figure 2 below for a comparison of HQ's revenues and assets through TEUS, CSC NY, VGS and St. Lawrence Gas with other New York ISO and ISO NE members. Since HQ's combined customer base and commercial operations are smaller in size relative to other utilities, whether considered on a state or regional basis, HQ satisfies the materiality test and qualifies for an exemption under Section 3(a)(5).

Figure 2

======================================================= ============================ =======================
                     Company Name                           Operating Revenues*          Total Assets*
                                                                (in '000')                 (in '000')
======================================================= ============================ =======================
New York ISO
------------------------------------------------------- ---------------------------- -----------------------
Consolidated Edison, Inc. 3 @                                     $9,633,962               $16,996,111
 - Consolidated Edison Company of New York, Inc.
------------------------------------------------------- ---------------------------- -----------------------
Northeast Utilities 3 @                                           $6,873,826               $10,241,409
 - Public Service Company of New Hampshire
------------------------------------------------------- ---------------------------- -----------------------
KeySpan Corporation 2 @                                           $6,633,115  +            $11,789,606
------------------------------------------------------- ---------------------------- -----------------------
National Grid USA 3@                                              $3,839,900                $7,553,900
 - Niagara Mohawk Power Corporation A                               $689,700               $12,177,700

======================================================= ============================ =======================
                     Company Name                           Operating Revenues*          Total Assets*
                                                                (in '000')                 (in '000')
======================================================= ============================ =======================
Energy East Corporation 3                                         $3,759,787                $7,269,232
 - New York State Gas & Electric Corporation
------------------------------------------------------- ---------------------------- -----------------------
Long Island Power Authority 1                                     $2,367,900                $8,078,046
------------------------------------------------------- ---------------------------- -----------------------
New York Power Authority 1                                        $2,016,021                $5,258,767
------------------------------------------------------- ---------------------------- -----------------------
Rochester Gas & Electric Corporation 3 B                          $1,530,492                $2,511,155
------------------------------------------------------- ---------------------------- -----------------------
National Fuel Gas Company 2 @                                     $2,100,352                $3,445,566
 - National Fuel Gas Distribution Corporation
------------------------------------------------------- ---------------------------- -----------------------
Central Hudson Gas & Electric Corporation 3                         $539,133                  $905,253
------------------------------------------------------- ---------------------------- -----------------------
Corning Natural Gas Corporation 2                                    $24,121                   $29,330
------------------------------------------------------- ---------------------------- -----------------------

============================================================================================================
ISO NE
------------------------------------------------------------------------------------------------------------
Northeast Utilities 3 @                                             $6,873,826             $10,241,409
 - Connecticut Light and Power Company
 -  Public Service Company of New Hampshire
------------------------------------------------------- ---------------------------- -----------------------
National Grid USA 3 @                                               $3,839,900              $7,553,900
 - Massachusetts Electric Company                                   $2,033,100              $2,884,300
 - Narragansett Electric Company                                      $731,900              $1,456,900
 - New England Power Company                                          $560,400              $2,740,200
 - Granite State Electric Company                                      $79,200                 $93,100
------------------------------------------------------- ---------------------------- -----------------------


                                       35



------------------------------------------------------- ---------------------------- -----------------------
NiSource, Inc. 3 @                                                  $3,403,400             $17,374,100
 - Northern Utilities Company
------------------------------------------------------- ---------------------------- -----------------------
NSTAR 3 @                                                           $3,191,836              $5,328,191
 - Boston Edison Company
 - Cambridge Electric Company
 - Canal Electric Company
 - Commonwealth Electric Company
------------------------------------------------------- ---------------------------- -----------------------
UIL Holdings Corporation 3                                          $1,085,846              $1,863,931
 - The United Illuminating Company
------------------------------------------------------- ---------------------------- -----------------------
Central Maine Power Company 1                                         $815,050              $1,865,800
------------------------------------------------------- ---------------------------- -----------------------
Citizens Communication Company 3 @                                    $639,549              $1,107,937
------------------------------------------------------- ---------------------------- -----------------------
Central Vermont Public Service Corporation 1                          $302,476                $521,674
------------------------------------------------------- ---------------------------- -----------------------
Bangor Hydro-Electric Company 1                                       $217,579                $678,244
------------------------------------------------------- ---------------------------- -----------------------
Unitil Corporation 3 @                                                $207,022                $376,762
 - Concord Electric Company
 - Exeter & Hampton Electric Company
 - Fitchburg Gas and Electric Company
------------------------------------------------------- ---------------------------- -----------------------
BayCorp Holdings, Ltd. 1                                               $79,480                $174,272
 - Great Bay Power Corporation
------------------------------------------------------- ---------------------------- -----------------------
Maine Public Service Company 1                                                                $143,334
                                                                       $47,551
------------------------------------------------------- ---------------------------- -----------------------
Hingham Municipal Lighting Plant 1                                     $16,700                 $24,782
------------------------------------------------------- ---------------------------- -----------------------
Belmont Municipal Light Department 1                                   $11,829                 $11,783
------------------------------------------------------- ---------------------------- -----------------------
TEUS, CSC NY, VGS and St. Lawrence Gas* C                              $46,486                $300,071
======================================================= ============================ =======================

*    Amounts for calendar year ending 12/31/01, except for the following:
     National Grid USA - 3/31/2002; National Fuel Gas Company - 9/30/2001; Corning Natural Gas Corporation - 9/30/2001; CSC NY - first year (12 full months) of estimated operating activity; and TEUS - 12/31/2002.
1    Electric Company
2    Gas Company
3    Combination Utility (electric and gas)
@    Multi-state figures
A Amounts reflected for Niagara Mohawk Holdings, Inc. (holding company of Niagara Mohawk Power Corporation)
B Amounts reflected for RGS Energy Group ("RGS Energy"). RGS Energy merged with Energy East Corporation effective June 28, 2002
C Calculated as 4.04% (HQ's indirect economic interest in St. Lawrence Gas) of consolidated operating revenues (under $5 million) and total assets (under $10 million).


          2.   Public Policy Considerations

               Beyond the objective criteria set forth in Section 3(a)(5) and precedent, the Commission must also consider whether the proposed exemption would be detrimental to the public interest or the interest of investors or consumers. In this case, HQ operates almost exclusively foreign utility operations that do not affect captive U.S. ratepayers, and the commercial operation of the Project will affect no retail customers or investors.

               The Project will also be fully regulated by the FERC and the State of New York in which CSC NY holds the Project's New York assets. The Project's operations will be subject to the functional control and oversight of the New York ISO (which ensures open and non-discriminatory access within the New York energy market) and ISO NE. Further, the Project has no public debt and there are no equity investors in the Project other than affiliates of HQ and UIL, both of whom are large, sophisticated regulated utilities. Finally, the Project and its owners bear 100% of the risk associated with the construction, ownership and operation of the Project and the Project has no right or ability to recover its costs directly from public consumers. Thus, the U.S. public interest is not sufficiently implicated to warrant regulation under the 1935 Act and the SEC should grant HQ an exemption under Section 3(a)(5).

Item 4.   Regulatory Approvals

     A.   Federal Approvals

          As an interstate transmission facility, the Project is fully regulated by the FERC under the Federal Power Act. Although the Project did not seek, and does not have, authorization to sell electricity, it proposed to the FERC that it would conduct an "open season" and negotiate with bidders to establish the terms of service, including the duration and amounts of the facility's transmission rights and price. The Project received a number of offers and ultimately accepted the LIPA offer for 100% of the Project's transmission rights. The price to be paid by LIPA under this arrangement was negotiated at arm's-length. The FERC granted negotiated rate authority to the Project on June 1, 2000 and approved the Project's open season process and outcome on December 15, 2000. Copies of the FERC petition and approval order are included as Exhibits D-1 and D-2 to this Application-Declaration.

          In addition to the foregoing, the Project is subject to the functional control and oversight of the New York ISO and ISO NE, until the commencement of operation of a FERC-approved RTO covering the broader region in which the Project operates. Submission of the Project to the control of an RTO is one of the conditions set forth by the FERC in its approval of the Project.

          The U.S. Army Corps of Engineers (the "Army Corps") also issued a permit to construct the Project under Sections 404 and 410 of the Clean Water Act. The application and approved permit on file with the Army Corps are included as Exhibits D-3 and D-4 to this Application-Declaration.

     B.   State Approvals

          The Project is regulated under applicable laws and regulations of the States of Connecticut and New York, including as to state regulatory, siting and environmental matters. All regulatory approvals by the New York and Connecticut authorities have been received. The New York Public Service Commission approved CSC NY's application for a Certificate of Environmental Compatibility and Public Need in connection with construction of the Project. This application was supported by the

New York State Department of Environmental Conservation in a formal Statement of Support. In the State of Connecticut, (i) the Connecticut Department of Public Utility Control approved the method and manner of construction of the Project,
(ii) the Connecticut Siting Council approved the application for a Certificate of Environmental Compatibility and Public Need and (iii) the Connecticut Department of Environmental Protection ("DEP") issued a Memorandum of Decision approving the issuance of a permit for the Project. Copies of the application and approval orders on file with the New York regulatory authorities are included as Exhibits D-5, D-6, D-7, D-8 and D-9 to this Application-Declaration. The application and approval orders on file with the Connecticut regulatory authorities are included as Exhibits D-10, D-11, D-12, D-13 and D-14 to this Application-Declaration.

          The requisite DEP permit was obtained in March 2002. It states that CSC-Connecticut must satisfy the conditions attached to the permit, such as the installation of the transmission cable to a required burial depth, by March 2005. On June 12, 2003, CSC-Connecticut filed a request, now pending, with the DEP to be allowed to meet the permit conditions by December 31, 2007. The Army Corps' permit has been obtained and provides that CSC-Connecticut must satisfy all permit conditions such as burial depth requirements by December 31, 2007.

Item 5.   Procedure

          Applicants respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration as soon as practicable, and issue an order of the Commission granting and permitting this Application-Declaration to become effective as soon as the rules permit after the end of the required notice period. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective. Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Transaction and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision.

Item 6.    Exhibits and Financial Statements

     A.   Exhibits

          A-1 Articles of Organization of Cross-Sound Cable Company (New York), LLC. (To be filed by amendment).

          A-2 Limited Liability Company Agreement of Cross-Sound Cable Company (New York), LLC. (To be filed by amendment).

          A-3 Ownership Structure Chart of Cross-Sound Cable Project. (To be filed by amendment).

          B-1 Transmission System Operation and Maintenance Agreement between Cross-Sound Cable Company, LLC and TransEnergie U.S. Ltd. (Confidential treatment requested.)

          B-2 Firm Transmission Capacity Purchase Agreement between TransEnergie U.S. Ltd. and LIPA (LIPA Off-take Agreement). (Confidential treatment requested).

          B-3 Intercompany Loan Agreement dated February 27, 2003. (Confidential treatment requested.)

          C    None.

          D-1 FERC Petition of TransEnergie U.S. Ltd. for Order Accepting Tariff for Transmission Interconnector and Granting Related Authorizations and Waivers.

          D-2 FERC Order Approving Tariff for Transmission Interconnector Subject to Conditions.

          D-3 Application of Cross-Sound Cable Company LLC to U.S. Army Corps of Engineers for Permit to Construct Cable.

          D-4 Permit issued by U.S. Army Corps of Engineers to Construct Cross-Sound Cable.

          D-5 Application of Cross-Sound Cable Company (New York), LLC for a Certificate of Environmental Compatibility and Public Need filed with the New York Public Service Commission.

          D-6 Statement of Support by the New York State Department of Environmental Conservation regarding Application of Cross-Sound Cable Company (New York), LLC for a Certificate of Environmental Compatibility and Public Need.

          D-7 Opinion and Order by the New York Public Service Commission Granting Certificate of Environmental Compatibility and Public Need to Cross-Sound Cable Company (New York), LLC.

          D-8 Opinion and Order by the New York Public Service Commission Granting Approval of the First Segment of the Environmental Management and Construction Plan.

          D-9 Opinion and Order by the New York Public Service Commission Approving Partial Transfer of Certificate of Environmental Compatibility and Public Need to the Long Island Power Authority and Granting Approval of the Remaining Segments of the Environmental Management and Construction Plan.

          D-10 Petition of Cross-Sound Cable Company, LLC for Approval of the
               Method and Manner of Construction filed with the Connecticut Department of Public Utility Control.

          D-11 Decision Approving the Method and Manner of Construction by the
               Cross-Sound Cable Company, LLC issued by the Connecticut Department of Public Utility Control.

          D-12 Declaratory Ruling by the Connecticut Department of Public
               Utility Control Regarding the Regulatory Status of TransEnergie U.S. Ltd.

          D-13 Decision and Order by the Connecticut Siting Council Approving
               Application for a Certificate of Environmental Compatibility and Public Need filed by Cross-Sound Cable Company, LLC.

          D-14 Memorandum of Decision by the Connecticut Department of
               Environmental Protection regarding Cross-Sound Cable Company, LLC's Request for a Permit.

          E Map of Transmission Operations and Interconnections in the United States.

          F    Opinion of Counsel. (To be filed by amendment).

          G    Form of Federal Register Notice. (To be filed by amendment).


     B.   Financial Statements

          FS-1A TransEnergie HQ, Inc. Consolidated Statement of Operations for the period ended December 31, 2002 and Balance Sheet as at December 31, 2002. (To be filed by amendment). (Confidential treatment requested).

          FS-1B TransEnergie US Ltd. Consolidated Statement of Operations for the period ended December 31, 2002 and Balance Sheet as at December 31, 2002. (To be filed by amendment). (Confidential treatment requested).

          FS-1C Cross-Sound Cable Company (New York), LLC [Projected Income
               Statement for the period ended _____________ and Balance Sheet as at _________________.] (To be filed by amendment). (Confidential treatment requested).

          FS-2A Hydro-Quebec Consolidated Statement of Operations for the three month period ended June 30, 2002 and Consolidated Balance Sheet as at June 30, 2002 (on file with the SEC).

          FS-2B Hydro-Quebec Consolidated Statement of Operations for the three month period ended September 30, 2002 and Consolidated Balance Sheet as at September 30, 2002 (on file with the SEC).

          FS-2C Hydro-Quebec Consolidated Statement of Operations for the three month period ended March 31, 2003 and Consolidated Balance Sheet as at March 31, 2003 (on file with the SEC).

          FS-2D Hydro-Quebec Consolidated Statement of Operations for the calendar year ended December 31, 2002 and Consolidated Balance Sheet as at December 31, 2002 (on file with the SEC).

          FS-3 Vermont Gas Systems, Inc. [Statement of Income for the period ended ____________ and Balance Sheet as at _____________.] (To be filed by amendment).

          FS-4 None.

Item 7.   Information as to Environmental Effects

          The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The only federal actions related to the Transaction pertain to the Commission's approval of this Application-Declaration under the 1935 Act and the other regulatory approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of HQ or UIL, or any of their respective subsidiaries that would impact on the environment. No environmental impact statement was required for the Project.

          At the state level, the New York State Public Service Commission ("NYPSC") and the Connecticut Siting Council each issued a Certificate of Environmental Compatibility and Public Need in connection with the Project on June 27, 2001 and January 3, 2002, respectively. The New York Department of Environmental Conservation granted approval of the Project through participation in the NYPSC Certificate Process and order pursuant to Article VII of the Public Service Law. In addition, the Connecticut Department of Environmental Protection issued a Memorandum of Decision approving the issuance of a permit for the Project on March 17, 2002. The U.S. Army Corps of Engineers issued a permit for construction on March 19, 2002, after consultation with the National Marine Fisheries Service under Sections 404 and 410 of the Clean Water Act.

                                    SIGNATURE

          Pursuant to the Public Utility Holding Company Act of 1935, the undersigned companies have caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                      HYDRO-QUEBEC

                                      By:      /s/ Paul Robillard
                                      Name:  Paul Robillard
                                      Title: Corporate Treasurer
                                      Date:  June 24, 2003


                                      TRANSENERGIE HQ, INC.

                                      By:      /s/ Robert Benoit
                                      Name:  Robert Benoit
                                      Title: President and Chief Executive
                                             Officer
                                      Date:  June 24, 2003


                                      TRANSENERGIE U.S. LTD.

                                      By:       /s/ Jeffrey A. Donahue
                                      Name:  Jeffrey A. Donahue
                                      Title: President and Chief Executive
                                             Officer
                                      Date:  June 24, 2003


                                      CROSS-SOUND CABLE COMPANY (NEW YORK), LLC

                                      By:      /s/ Jeffrey A. Donahue
                                      Name:  Jeffrey A. Donahue
                                      Title: Chairman and Chief Executive
                                             Officer
                                      Date:  June 24, 2003